Exhibit 99.2

Cazoo Announces Restructuring Agreement with Noteholders
to Materially Reduce its Debt and Improve its Capital Structure

Noteholders signal continued support for Cazoo

Debt reduction provides enhanced financial flexibility to support future growth

●	$630 million of Convertible Notes to be cancelled in exchange for $200 million of new senior secured debt and new equity

●	Debt maturity profile remains unchanged, but level of debt is significantly reduced

●	New warrants to be issued to existing shareholders, subject to future performance

London and New York, September 20, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading independent online car retailer, which makes buying and selling a car as simple as ordering any other product online, announces that the Company has entered into a transaction support agreement (the “Agreement”) with certain noteholders (the “Noteholders”) representing more than 75% of its $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) and shareholders representing more than 25% of our outstanding shares. The transactions and actions proposed by the Agreement (the “Transactions”) will significantly deleverage the Company’s capital structure and are expected to improve the Company’s financial flexibility. The Company expects the Transactions to close in the fourth quarter of 2023.

Rationale for the Transactions

It is the view of the board of directors of Cazoo (the “Board”) that the material debt reduction offered by the Transactions is beneficial to the Company’s future. Cazoo’s current capital structure weighs on the Company’s equity notwithstanding its strong cash balance and recent progress towards its goal of profitable growth. Deleveraging will reduce the Company’s current debt overhang, is expected to improve the Company’s financial flexibility to support its return to growth, should improve the Company’s ability to meet the NYSE continued listing standards and should facilitate progress on various strategic options. While the Transactions will dilute existing Cazoo shareholders, the Transactions provide for potential future upside through the equity retained by existing shareholders and the issuance of new warrants to existing shareholders.

Alex Chesterman, Founder and Executive Chairman of Cazoo, commented, “Today’s agreement represents an opportunity to significantly deleverage Cazoo’s capital structure and enhance the financial flexibility Cazoo needs in order to achieve profitable growth.

“As our results for the first half of this year show, we are making good progress on improving our unit economics and reducing our fixed costs, bringing us closer to our objective of achieving profitable growth and capturing a higher share of the significant UK used car market. Cazoo’s stronger balance sheet, if the Transactions are implemented, is expected to strengthen our ability to raise additional finance and the deleveraged capital structure will enable us to explore potential strategic initiatives to complement the Cazoo business model and brand. The Agreement is a major milestone for Cazoo and the Board recommends shareholders vote in favor of the proposals.”

Notes Exchange and New Shares

At the closing of the Transactions, the Company will cancel all $630 million aggregate principal amount of its existing Convertible Notes in exchange for the issuance to the current holders of the Convertible Notes of $200 million aggregate principal amount of new senior secured notes due February 2027, plus Class A ordinary shares (the “Class A Shares”) of the Company which will represent 92% of the Company’s outstanding Class A Shares after completion of the Transactions.

New Warrants

At the closing of the Transactions, the then-existing shareholders of the Company’s Class A Shares (after giving effect to the Reverse Stock Split (as defined below)) will retain pro rata 8% of the post-Transactions Class A Shares outstanding and will receive three tranches of new warrants (or such other equity or equity-like instruments as may be agreed) (the “New Warrants”) which provide the opportunity to acquire further Class A Shares in the future depending upon the achievement of equity valuation hurdles of $525 million, $1.025 billion and $1.5 billion.

Reverse Stock Split and Increase in Share Capital

Prior to completion of the Transactions and after receiving approval from its shareholders, the Company plans to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s issued and unissued share capital, par value $0.002 per share, as well as an increase in authorized share capital.

New Board

In connection with the Transactions, the Board will be reduced from eight members to seven members, with six members chosen by the owners of the Company’s Convertible Notes and one chosen by Cazoo’s current board of directors.

Closing Conditions

The closing of the Transactions is subject to shareholder approval, participation by 100% of the Noteholders if the Transaction related to the Notes is effected through an exchange offer or, alternatively, approval by the applicable courts if the Transaction related to the Notes is effected through an English restructuring plan or scheme of arrangement and other customary closing conditions, including that a registration statement on Form F-1 to register the New Warrants and Class A Shares issuable thereunder has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

Cazoo recently released Q2 and H1 2023 financial results that can be found on the Company’s Investor Relations website. Cazoo had cash and cash equivalents of £195 million and self-financed inventory of approximately £35 million as of June 30, 2023.

Goldman Sachs International is serving as exclusive financial advisor and Freshfields Bruckhaus Deringer US LLP and Maples and Calder are serving as legal advisor to the Company. PJT Partners LP is serving as exclusive financial advisor and Weil, Gotshal & Manges LLP and Campbells LLP are serving as legal advisor to the Noteholders.

Receipt of Continued Listing Standards Notice from NYSE

On September 19, 2023, the Company received a written notice (the “Notice”) from the NYSE that it is not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Listed Company Manual because its average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its last reported shareholders’ equity was less than $50 million. In line with NYSE procedures, the Company plans to notify the NYSE before November 1, 2023, that it intends to submit a plan to cure the deficiency and restore its compliance with the NYSE continued listing standards.

The Notice has no immediate impact on the listing of the Company’s Class A ordinary shares, subject to the Company’s compliance with the NYSE’s other continued listing requirements.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours.

Important Additional Information

This communication is not an offer to purchase nor a solicitation of an offer to sell any securities.  The Company’s contemplated debt exchange offer has not yet commenced.  In connection with the commencement of the exchange offer, the Company will file with the SEC a tender offer statement on Schedule TO. The exchange offer will be made only pursuant to the offer to purchase and related tender offer documents filed as part of the Schedule TO with the SEC upon commencement of the exchange offer. You are strongly advised to read the tender offer statement (including an offer to purchase and related tender offer documents) that will be filed by the Company with the SEC in its entirety when it becomes available, because it will contain important information, including the terms and conditions of the exchange offer. These documents will be made available at no charge on the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Cazoo by requesting them by mail at 41 Chalton Street, London NW1 1JD, United Kingdom.

No Offer

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the five-year plan (which extends the revised 2023 plan to 2027), and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) our inability to consummate the Transactions contemplated by the Agreement as scheduled or at all; (17) the volatility of the trading price of our Class A Shares, which may increase as a result of the issuance of the New Equity and New Warrants pursuant to the Agreement; (18) the Company’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Sections 802.01B of the NYSE Listed Company Manual within the applicable cure period; (19) the Company’s ability to continue to comply with applicable listing standards of the NYSE; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Peter Bancroft, Interim Communications Director, press@cazoo.co.uk

Brunswick: Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

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